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             FORM 4                                   OMB APPROVAL
/ /  Check this box if no longer                    OMB Number: 3235-0287
subject to Section 16.  Form 4 or               Expires: September 30, 1998
Form 5 obligations may continue.                 Estimated average burden
      See Instruction 1(b)                        hours per response 0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                 30(f) of the Investment Company Act of 1940


                           (Print or Type Responses)


1. Name and Address of       2. Issuer Name and Ticker or Trading Symbol                 6. Relationship of Reporting
Reporting Person*                                                                           Person(s) to Issuer
Magna International Inc.        Douglas & Lomason Company (DOUG) (now Magna Lomason         (Check all applicable)
                                Corporation, an indirect wholly owned subsidiary of              Director    X   10% Owner
                                the Reporting Person without a ticker or trading symbol)    ---             ---
                                                                                            ___ Office    ___ Other
                                                                                                (give title   (specify below)
                                                                                                   below)
(Last) (First) (Middle)      3. IRS or Social Security     4. Statement for                   ____________________________
36 Apple Creek Boulevard        Number of Reporting           Month/Year
                                Person (Voluntary)            October/1996

(Street)                        Not Applicable             5. If Amendment,                   7. Individual or Joint/Group Filing
                                                              Date of Original                   (Check Applicable Line)
Markham Ontario L3R 4Y4                                       (Month/Year)   October/1996         X  Form filed by One Reporting
                                                                                                 ---
                                                                                                   Person
                                                                                                 __Form filed by More than One
                                                                                                   Reporting Person

(City) (State) (Zip)                             TABLE I --  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security     2. Transaction      3. Transaction Code   4. Securities Acquired (A)    5. Amount of
   (Instr. 3)               Date                (Instr. 8)            or Disposed of (D)            Securities
                                                                      (Instr. 3, 4 and 5)           Beneficially Owned
                            (Month/Day/                                                             at End of Month
                            Year)               Code         V      Amount  (A) or (D)  Price       (Instr. 3 and 4)

   Common Stock             10/14/96            J(1)         V       (1)        A        (1)             (1)



6. Ownership Form:    7. Nature of
   Direct (D) or         Indirect Beneficial
   Indirect (I)          Ownership

   (Instr. 4)            (Instr. 4)

    I

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

(Over)
SEC 1474 (7-96)
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FORM 4 (continued)  Table II -- Derivative Securities Beneficially Owned (e.g.,
                    puts, calls, warrants, options, convertible securities)


1. Title of           2. Conversion or   3. Transaction     4. Transaction   5. Number of Deriv-       6. Date Exercisable
Derivative Security      Exercise Price     Date               Code             ative securities          and Expiration
(Instr. 3)               of Derivative                         (Instr. 8)       Acquired (A) or           Date (Month/Day/
                         Security           (Month/Day/                         Disposed of (D)           Year)
                                            Year)                               (Instr. 3, 4, and 5)
                                                                                                          -----------------------
                                                                                                          Date         Expiration
                                                             -------------   ----------------------       Exercisable  Date
                                                             Code    V           (A)      (D)



7. Title and Amount of       8. Price  of Deriv-    9. Number of derivative        10. Ownership Form of    11. Nature of
   Underlying Securities        ative Security         Securities Beneficially         Derivative               Indirect
   (Instr. 3 and 4)             (Instr. 5)             Owned at End of Month           Security;                Beneficial
                                                       (Instr. 4)                      Direct (D) or            Ownership
                                                                                       Indirect (i)             (Instr. 4)
                                                                                       (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
   Title     Amount or
             Number of
             Shares

Explanation of Responses: (1) Pursuant to the merger of Magna Acquisition Corporation (formerly an indirect wholly owned subsidiary of Magna International Inc.) into Douglas & Lomason Company ("D&L") on October 14, 1996, all shares of common stock, par value $2.00 per share, of D&L beneficially owned directly or indirectly by Magna International Inc. were cancelled and all such shares outstanding and not so owned and not owned by D&L or its subsidiaries were converted into the right to receive $31 per share in cash, without interest, and the name of D&L, as the surviving corporation and an indirect wholly owned subsidiary of Magna International Inc. became Magna Lomason Corporation, with Magna International Inc. indirectly owning 1,000 shares of Common Stock , no par value per share, of Magna Lomason Corporation. Magna Lomason Corporation has filed a Form 15 with the Securities and Exchange Commission on October 15, 1996, giving certification and notice with respect to the termination of registration of D&L's Common Stock, par value $2.00 per share.

     MAGNA INTERNATIONAL INC.

  by:  /s/ J. Brian Colburn, Executive Vice President and Secretary   11/08/96
      -------------------------------------------------------------   --------
       ** Signature of Reporting Person                                 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)